1. **Organization of the Company**

SC Distributors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company under the laws of the State of Delaware on March 31, 2009, and commenced operations as a FINRA limited purpose broker-dealer on September 28, 2010. The Company has a single member, Carter Validus Securities Holdings, LLC ("CVSH"), which is owned by Strategic Capital Management Holdings, LLC, formerly known as Validus/Strategic Capital Partners, LLC ("SCMH" or the "Member"). On August 29, 2014, SCMH was acquired by RCS Capital Corporation ("RCAP"). On January 29, 2016, SCMH was sold to Validus/Strategic Capital, LLC, the indirect members of which are substantially similar to the indirect members of SCMH prior to its acquisition by RCAP in 2014 (See Note 9 Subsequent Events).

The Company's principal business is to act as the dealer-manager for public, nontraded real estate investment trusts ("REITs"), for a public, nontraded business development company ("BDC"), and for public, nontraded limited liability companies ("LLCs"), collectively referred to as the Nontraded Product sponsors.

The Company served as the dealer manager for the public offering of shares of common stock of Carter Validus Mission Critical REIT, Inc. ("CVMCR"), formerly an affiliate, for the period November 15, 2010 to June 6, 2014. Since April 17, 2012, the Company has served as the dealer manager for the public offering of shares of common stock for Sierra Income Corporation ("SIC"). Since December 28, 2012, the Company has served as the dealer manager for the public offering of shares of common stock for RREEF Property Trust, Inc. ("RPT"). Since February 25, 2013 the Company has served as the dealer manager for the public offering of limited liability company units for Trilinc Global Impact Fund, LLC ("TRI"). Since August 7, 2013 the Company has served as the dealer manager for the public offering of limited liability company units for Greenbacker Renewable Energy Company, LLC ("GREC"). Since June 24, 2014, the Company has served as the dealer manager for the public offering of shares of common stock of Carter Validus Mission Critical REIT, Inc. II ("CVMCR II") (See Note 9 Subsequent Events for discussion of CVMCRII's status as a related party of the Company from Jan 29, 2016).

Commencing on November 1, 2014, the Company began offering and selling Realty Capital REIT products sponsored by AR Capital, LLC ("ARC") and Realty Capital Securities, LLC ("RCS") began offering and selling the Company's public, nontraded products as part of a Servicing Fee arrangement (See Note 6 Related Party Transactions).

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The accompanying financial statements have been prepared in conformity with accounting principles, generally accepted in the United States of America ("U.S. GAAP").

    Use of Estimates
    The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates, and those differences could be material.

Cash and Cash equivalents

The Company maintains all of its operating cash with two major financial institutions. The Company had approximately $2.7 million in cash balances as of December 31, 2015, that were in excess of the FDIC insured limits.

Fees, Commissions and Reimbursable Expenses Receivables

Receivables primarily consist of commission receivables from the sale of nontraded products and amounts due for the reimbursement of organizational and offering costs previously paid by the Company on behalf of, and in connection with, the distribution and sale of Nontraded Products. Such organizational and offering costs include legal, meeting and conference sponsorships, travel, and promotional items.

During the year ended December 31, 2015, the Company received O&O reimbursements of $3.2 million and $3.0 million from CVMCR II and SIC, respectively. In relation to amounts due from the Nontraded Product sponsors TRI, GREC and RPT (approximately $3.6 million as of December 31, 2015), management has recognized an allowance of $277,000 against certain aged receivable balances. The Company has fully reserved for the $154,000 due from O'Donnell Strategic Industrial REIT, Inc. ("OSIR") (See Note 8 Commitments and Contingencies).

Prepaid Expenses

Prepaid insurance and prepaid other assets consist of prepaid insurance, meeting fees, regulatory fees, and an office lease deposit.

Property and Equipment

Property and Equipment assets are recorded at cost, net of accumulated depreciation and amortization. Office furniture and equipment and computer hardware and software are depreciated on a straight-line basis over their estimated useful lives which range from three to seven years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease (See Note 5 Property and Equipment).

Commissions, Distribution Fees and Marketing Fees Payable to Broker-Dealers

The Company pays commissions and distribution fees to broker-dealers in connection with the distribution and sale of shares or units of the Nontraded Product sponsors. The Company pays marketing fees to certain retail broker-dealers for marketing services provided by such broker-dealers. As of December 31, 2015 there was approximately $727,000 outstanding for commissions, distribution fees and marketing fees payable to broker-dealers. These amounts are recorded in accounts payable and accrued expenses on the statement of financial condition. See Note 6 Related Party Transactions for amounts payable to, and expenses incurred for, other broker dealer subsidiaries of RCAP.

Accrued Compensation and Benefits

Accrued compensation and benefits primarily consist of commission, accrued vacation and bonuses due to certain employees of the Company. The accrued commission is a function of sales volume and is paid to our external wholesalers, internal sales force and sales management personnel.

Share-Based Compensation

2014 RCAP Stock Purchase Program

The Company was acquired by RCAP on August 29, 2014. As such, the Company's employees could participate in RCAP's stock purchase programs. Subject to the terms and conditions of the 2014 Stock Purchase Program (the "Program"), eligible individuals had the opportunity on specified dates in 2014 to elect to purchase shares of Class A common stock and were automatically granted one warrant to purchase one share of Class A common stock for each three shares purchased. Each warrant granted gave the holder the right to purchase one additional share of Class A common stock at an exercise price equal to the purchase price per share purchased under the 2014 Stock Purchase Program, and will vest and become exercisable, subject to continuous service from the grant date to the 3-year anniversary of the grant. Such warrants may be exercised by the holder until the earliest of the 30th day following the date the holder's service is terminated for any reason other than for cause and the 10-year anniversary of the issuance. Upon a termination of service for any reason, all outstanding non-vested warrants held by a warrant holder will expire and terminate immediately. Upon a termination of service for cause, all outstanding warrants, vested or non-vested, held by a warrant holder will expire and terminate immediately. The Program was not intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, and any warrants granted under the Program were not intended to qualify as "incentive stock options" under Section 422 of the Code.

On September 30, 2014, 29,808 shares of RCAP's Class A common stock were purchased at a price of $22.52 per share and 9,936 warrants were granted under the Program. On December 31, 2014, 21 shares of Class A common stock were purchased at a price of $12.24 per share and 7 warrants were granted under the Program. The Company incurred $16,000 of equity based compensation as of December 31, 2015.

The following table presents the details for the inputs and valuations of the warrants using a Black-Scholes option pricing model:

Date of Issuance	Valuation Date	Exercise Price	Fair Value	Volatility[1]	Risk-Free Rate of Interest	Dividend Yield	Time to Expiration (years)[2]
September 30, 2014	September 30, 2014	$ 22.52	$ 7.88	30.00 %	2.23%	0.0%	6.50
December 31, 2014	December 31, 2014	$ 12.24	$ 4.20	30.00 %	1.95%	0.0%	6.50

(1) Volatility was based on the historical and implied volatility of a peer group of companies.

(2) Time to expiration was calculated using the simplified method to estimate the expected term assumption for "plain vanilla" options.

The following table details the warrant activity during the year ended December 31, 2015

	Warrants	Weighted-Average Fair Value	Aggregate Value (in,000s)	Weighted-Average Vesting Period
Nonvested, January 1	— $	— $	—	—
Issued	9,943	7.88	77	2.75
Less: vested	—	—	—	N/A
Less: forfeited	2,153	7.88	17	1.75
Nonvested, December 31	7,790 $	7.88 $	49	1.75

For the warrants to be exercised, the employee must be subject to continuous service. On January 29, 2016, SCMH was sold to Validus/Strategic Capital, LLC, the indirect members of which are substantially similar to the indirect members prior to the sale of RCAP (See Note 9 Subsequent Events). Upon the sale of the Company, all employees were effectively terminated from the program and any outstanding warrants, vested or non-vested, held by a warrant holder expired and terminated immediately.

Income Taxes
As a single member limited liability company, the Company is not subject to income taxes and does not file an income tax return. Therefore, the Company has elected not to record income taxes on these financial statements. For the year ended December 31, 2015, the Company's income and/or loss will be included on RCAP's annual income tax return for 2015.

Revenue Recognition - Commissions, Distribution Fees, and Dealer Manager Fees
Commissions, distribution fees, servicing fees (See Note 6 Related Party Transactions), and dealer manager fees and related expenses from the sale of various shares or units of Nontraded Product Sponsors are recognized as revenue and expense when earned and are recorded on the date the investor is admitted (also known as the trade date) as a stockholder or unitholder of the REIT, BDC, or LLC. The Company reallows 100% of the commissions and distribution fees, and a portion of its dealer manager fee, which is recorded as a "Marketing expense" on the Statement of Operations, to participating broker dealers in connection with the distribution and sales of shares or units of Nontraded Products.

Reimbursable Expense Revenues and Expenses
Reimbursable expense revenues and expenses are presented gross and consist of offering costs previously paid by the Company on behalf of, and in connection with, the distribution and sale of shares or units of Nontraded Product Sponsors. Such offering costs include legal, meeting and conference sponsorships, travel, and promotional items. These costs are paid by the Company and are then billed to the various sponsors.

Management Fees
Management fee expense consists of amounts paid by the Company to affiliates (See Note 6 Related Parties Transactions) for services, including sales management, financial management, technology services, and clerical support. Management fee revenue includes reimbursements received by the Company for accounting and human resource services provided to an affiliate. These services include financial statement preparation, bank statement reconciliations, accounts payable processing, and employee payroll and benefits processing.

Operating Leases

The Company conducts its operations from leased premises. The Company recognizes rent expense for operating leases with rent escalation clauses on a straight-line basis over the applicable lease term.

Concentrations

Approximately 46% and 29% of total revenue generated by the Company during the year ended December 31, 2015, was from the sale of CVMCR II and the SIC Nontraded Products, respectively. Of the total Reimbursable Expenses receivable balance (net of the $431,000 bad debt reserve), approximately 93% is due from GREC, TRI and RPT combined.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 from annual reporting periods beginning after December 15, 2016 to annual reporting beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2015. The Company is still evaluating the impact of ASU 2014-09.

In May 2015, the FASB issued Accounting Standards Update 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)" ("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize investments within the fair value hierarchy for which their fair value is measured at net asset value using the practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the net asset value practical expedient. Instead, those disclosures would be limited to investments for which the entity has elected to estimate the fair value using that practical expedient. The final consensus will be effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. A reporting entity will apply the final consensus retrospectively. While the Company is still evaluating the impact of ASU 2015-07, it will not have an impact on the Company's financial condition, results of operations or cash flows because the update only affects disclosure requirements. ASU 2015-07 is not expected to impact the Company's fair value disclosures as the Company currently has no investments for which their fair values are determined using net asset value.

In January 2016, the FASB issued Accounting Standards Update 2016-01, "Recognition and Measurement of Financial Assets and Liabilities" (ASU 2016-01"). ASU 2016-01 amends the guidance on classification and measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The final consensus will be effective for fiscal years beginning after December 15, 2017. Early adoption is not permitted. A reporting entity will apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption. The Company is still evaluating the impact of ASU 2016-01.

3. **Fair Value Disclosures**

    FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a

principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the quarterly reporting period in which they occur. For the year ended December 31, 2015, there were no transfers between Levels 1, 2 and 3.

As a December 31, 2015, the Company does not carry any fair value items that fall into the above levels of the hierarchy.

In addition to the above considerations, and while receivables, prepaid, other assets, accounts payable and accrued liabilities, due from affiliates, and accrued compensation and benefits are not subject to fair value measurement, management believe that these assets and liabilities are carried at values that are approximate to fair value given their short term nature.

4. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2015, the Company had net capital of $376,000 which was $126,000 in excess of its required minimum net capital of $250,000.

The Company is claiming exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k) (2) (i) as it does not maintain customer accounts, nor does it hold securities for customers.

5. **Property and Equipment**

Fixed assets as of December 31, 2015, are as follows:

(in thousands)

Computer equipment and software	$	277
Office equipment and fixtures		348
Leasehold improvements		42
Less accumulated depreciation and amortization		(191)
Property and equipment, net	$	476

Depreciation and amortization expense for the year ended December 31, 2015 was $89,000.

6. **Related-Party Transactions**

Servicing Fees

Commencing on November 1, 2014, the Company entered into the Fund Marketing Agreement with RCS and subsequently began selling ARC products that were offered and sold by RCS. These sales earned the Company servicing fee revenue and are reflected in the statement of operations. For year ended December 31, 2015, the Company earned $1.2 million in servicing fee revenues.

Commencing November 1, 2014, RCS began offering and selling the Nontraded Products sold by the Company resulting in the Company paying RCS a servicing fee for those sales in accordance with the same Fund Marketing Agreement entered into between the Company and RCS. For the year ended December 31, 2015, the Company had incurred $7.6 million in servicing fee expense. As of December 31, 2015, the Company had a net payable to RCS of $900,000 presented under Due to affiliates.

Broker-dealer Commissions and Distribution Fees

Certain retail broker dealers of RCAP sold the Company's products. These retail broker dealers were First Allied Securities Inc., VSR Financial Services Inc., Girard Securities Inc., Cetera Affiliates (Cetera Advisor Networks, LLC, Cetera Advisors, LLC & Cetera Financial Specialist, LLC) and Summit Brokerage Services and the Company paid commissions of $2.3 million, $757,000, $427,000, $631,000 and $229,000, respectively. As of December 31, 2015, the Company owes First Allied Securities Inc., VSR Financial Services Inc., Cetera Advisor Networks, LLC, Cetera Advisors, LLC and Summit Brokerage Services $12,113, $2,125, $14,306, $5,100 and $2,125, respectively and are included in Due to Affiliates on the statement of financial condition.

Management Fees

In accordance with the Office and Administrative Services Agreement entered between the Company and SCMH (formerly Carter Validus Holdings II, LLC) effective April 22, 2010 and a separate Office and Administrative Services Agreement entered between the Company and SCAS effective December 1, 2010, SCMH and Strategic Capital Advisory Services, LLC ("SCAS") provide certain administrative services to the Company, including, but not limited to, sales management, marketing and product development, and financial and accounting support. The Company paid SCMH $929,000 for such services for the year ended December 31, 2015. Such amounts have been recorded within management fee expense and management fee revenue, respectively, in the statement of operations, and no such amounts were payable as of December 31, 2015.

SCAS is wholly owned by SCMH and is considered an affiliate of the Company. SCAS provides certain administrative functions to the Company, including, but not limited to, technology services and office and secretarial services. The Company provides certain accounting and human resources functions to SCAS. In addition, the Company pays certain operating expenses on behalf of SCAS, including facilities, insurance, and cost of equipment. For the year ended December 31, 2015, the Company paid SCAS $638,000 for such services and received $297,000 from SCAS for services provided to SCAS and expenses paid on behalf of SCAS. Such amounts have been recorded within management fee expense and management fee revenue, in the statement of operations, and no such amounts were due or payable as of December 31, 2015.

Inter-company charges between RCAP and SCMH are subject to an expense sharing agreement whereby RCAP allocates certain agreed corporate costs to SCMH on a reasonable basis. SCMH passes RCAP costs to the Company that pertain to certain professional services and rent that are assessed as being reasonable costs for the Company to bear. SCMH does not however allocate general RCAP corporate overhead costs to the Company on the basis that the Company does not directly benefit from these services. The Company has assessed that SCMH has the financial ability to bear these costs (without dividends or distributions from the Company) and has received confirmation from SCMH that it will not charge the Company for these costs at a later date. In addition, the Company re-allocated costs to RCS (through SCMH) for professional fees of approximately $385,000, relating to internal commissions payouts for services provided by certain members of the Company's sales management team for which RCS was contractually required to reimburse the Company. Consistent with U.S. GAAP, expenses for which the Company is the primary obligor are not borne by SCMH, SCAS or any other affiliate.

7. **Defined Contribution Plan**

SCMH sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts established by the United States Internal Revenue Service. As of December 31, 2015, the Company did not match contributions.

8. **Commitments and Contingencies**

The Company's five-year lease for office space in Newport Beach, California expired on November 30, 2015. On February 4, 2015, RCAP entered into a seven year lease agreement with One Town Center Associates, the landlord, for office space located in Costa Mesa, California. In September 2015, the Company relocated to the Costa Mesa office space. Rental payments under the combined leases were $512,000 for the year ended December 31, 2015. Rental expense including parking and expensed leasehold improvements were $733,000 during the year ended December 31, 2015.

Initially, RCAP was responsible for and allocated 50% of the Costa Mesa lease to the Company based on the Company approximate square footage use of the property. However, business events in the fourth quarter of 2015 resulted in RCAP not being able to meet its agreed percentage of rent payment. On January 29, 2016, prior to RCAP filing bankruptcy, RCAP sold SCMH to its former principals and an investor group. SCMH assumed the remaining lease term for the Costa Mesa office space and the Company is expected to assume approximately 80% of the annual rent going forward. The gross future minimum lease payments associated with the Costa Mesa office space as of December 31, 2015 were as follows:

(in thousands)

Year Ended December 31,	Amount
2016	$ 309
2017	390
2018	400
2019	463
2020	476
Later years	794
Total minimum lease payments	$ 2,832

In the normal course of business, the Company is involved in various claims and legal proceedings. As of the date of this report, the results of these matters have the potential to impact the Company's financial position or results of operations.

On June 26, 2013 OSIR and two of its related entities (together "the claimants") filed suit against the Company, SCAS, the President of the Company, and the President of SCAS (the "Defendants") in the Orange County Superior Court. The claimants alleges four causes of action: (1) breach of contract, (2) fraud, (3) breach of fiduciary duty, and (4) declaratory relief related to the Defendants' performance as dealer manager and advisor to OSIR. The claimants seek damages in excess of $10 million. The Defendants vigorously dispute the allegations. On August 26, 2013 the Defendants filed a petition to compel arbitration and dismiss or stay action. The Court granted the Defendants' petition to compel arbitration on November 19, 2013. On January 6, 2016 the claimants filed a petition for writ of mandate with regard to the order to compel arbitration. On February 22, 2016, OSIR filed a complaint in arbitration. The arbitration is in fact discovery and scheduled for hearing September 2016.

The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If an amount within a range of potential loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range.

Based on currently available information, Management has determined that this matter is neither probable nor estimable, and as such the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable.

9. **Subsequent Events**

The Company evaluates subsequent events through the date that the financial statements are issued (March 14, 2016). On January 29, 2016 the Company (including SCMH and its subsidiaries) were sold to Validus/Strategic Capital, LLC, the indirect members of which are substantially similar to the indirect members prior to the sale of RCAP for $5 million plus approximately $3.8 million for working capital. One of the indirect members that acquired the Company has a controlling interest in the CVMCRII fund. Therefore, the Company and the CVMCRII fund are considered to be related parties as of January 29, 2016.

On January 29, 2016, the Company's parent entity, SCMH assumed RCAP's portion of the Costa Mesa lease (See Note 8 – Commitment and Contingencies). On January 31, 2016, RCAP filed for Chapter 11 Bankruptcy as part of an agreement with a majority of its First and Second debt holders and would sell or wind down of the remaining non-core assets.